

September 26, 2014

Via E-mail
Martin L. Jimmerson, Jr.
Senior Vice President and Chief Financial Officer
RigNet, Inc.
1880 S. Dairy Ashford
Suite 300
Houston, TX 77077-4760

>   Re: **RigNet, Inc.**
>   **Form 10-K for the Fiscal Year Ended December 31, 2013**
>   **Filed March 7, 2014**
>   **File No. 1-35003**

Dear Mr. Jimmerson:

We have limited our review of your filing to your contacts with countries that have been identified as state sponsors of terrorism, and we have the following comments. Our review with respect to this issue does not preclude further review by the Assistant Director group with respect to other issues. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Risk Factors, page 15
We are subject to the U.S. Foreign Corrupt Practices Act and U.S. Export Control Laws …, page 16

1. You state that you cannot provide services to certain countries subject to United States trade sanctions unless you first obtain the necessary authorizations. You also disclose that you provide your services in the Middle East, Africa and Latin America, regions that can be understood to include Syria, Sudan and Cuba. Syria, Sudan and Cuba are designated by the Department of State as state sponsors of terrorism and are subject to U.S. economic sanctions and export controls. You do not include disclosure about contacts with those countries. Please describe to us the nature and extent of any past, current, and anticipated contacts with those countries, whether

through subsidiaries, affiliates, customers, business partners or other direct or indirect arrangements. In this regard, we note your disclosure that you acquired a business line from Inmarsat in 2014, and that you have a distribution agreement with Inmarsat. We are aware of news articles reporting that Inmarsat has contacts with the referenced countries. You should describe any services, products or technology that you have provided to Syria, Sudan or Cuba, directly or indirectly, and any agreements, commercial arrangements or other contacts you have had with the governments of those countries or entities they control.

2. Please discuss the materiality of any contacts with Syria, Sudan and Cuba described in response to the comment above and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. You should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Syria, Sudan and Cuba.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to the company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Jennifer Hardy, Special Counsel, at (202) 551-3767 or me at (202) 551-3470 if you have any questions about the comments or our review.

Sincerely,

/s/ Cecilia Blye

Cecilia Blye, Chief
Office of Global Security Risk

cc: Larry Spirgel
        Assistant Director
        Division of Corporation Finance